FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For  the  month  of  February,  2003


                            ENERGY POWER SYSTEMS LIMITED
                  (FORMERLY: ENGINEERING POWER SYSTEMS LIMITED)
                  ---------------------------------------------
                    (Address of Principal executive offices)


          Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6
          ------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

     Form  20-F    X          Form  40-F
               -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

               Yes                     No     X
                                          -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     ENERGY  POWER  SYSTEMS  LIMITED
                              (formerly:  Engineering  Power  Systems  Limited)


Date:  February  12,  2003                    By:____"Sandra J. Hall"____ ______
     ---------------------                       -------------------------------
                   Sandra  J.  Hall,  President,  Secretary  &  Director

                                  NEWS RELEASE
                                  ------------

Toronto, Canada - February 11, 2003 - ENERGY POWER SYSTEMS LIMITED (AMEX: EGY & Frankfurt Stock Exchange: EPW) (www.epsx.com) ("Energy Power" or the "Company") announces that the Company has filed Articles of Amendment effective February 11, 2003 changing its name to ENERNORTH INDUSTRIES INC., and consolidating the common shares of Energy Power Systems Limited on the basis of one (1) common share of EnerNorth Industries Inc., for every three (3) common shares of Energy Power Systems Limited. Accordingly, the capitalization of the company will be consolidated from 12,178,645 common shares issued and outstanding to approximately 4,059,548 shares issued and outstanding.

The new CUSIP number is 29275G 10 1. The American Stock Exchange has approved the quotation of the common shares of EnerNorth Industries Inc., under the symbol ENY.

The Company also announces that it has closed a US$0.8 million private placement financing with four arms-length investors. The Company has issued four allotments of four hundred thousand (400,000) pre-consolidated units at a price of US$0.50 per unit for net proceeds of US$0.8 million. Each unit is comprised of one (1) pre-consolidated common share and one pre-consolidated common share purchase warrant. Each warrant entitles the holder to purchase one (1) common share at a purchase price of US $0.60 per common share exercisable for a period of two years after closing.

Energy Power plans to use the proceeds from the private placement in part to fund potential oil and gas acquisitions and for general working capital purposes.

                       ABOUT ENERGY POWER SYSTEMS LIMITED
                       ----------------------------------

Energy Power is an integrated energy source and service company operating as an INDUSTRIAL & OFFSHORE DIVISION and an OIL & GAS DIVISION.


                                      -30-

For  further  information  contact:     Sandra  J.  Hall
                         President  and  Secretary
                         Telephone:  (416)  861-1484

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company's current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company's Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.